Exhibit 99.2

AMENDMENT TO THE

CONSTELLIUM N.V.

2013 EQUITY INCENTIVE PLAN

(effective as of May 24, 2018)

WHEREAS, Constellium N.V., a Netherlands naamloze vennootschap (the “Company”), has adopted the Constellium N.V. 2013 Equity Incentive Plan (the “Plan”);

WHEREAS, the Board of Directors of the Company (the “Board”) and the shareholders of the Company previously approved an increase to the number of Class A ordinary shares, par value €0.02 (“Shares”), reserved for issuance under Section 3(a) of the Plan from 5,292,291 to 7,292,291 Shares in connection with the Company’s Annual General Meeting held in June 2014;

WHEREAS, the Board and the shareholders of the Company approved another increase to the number of Shares reserved under Section 3(a) of the Plan from 7,292,291 to 14,292,291 Shares in connection with the Company’s Annual General Meeting held in May 2018; and

WHEREAS, the Board desires to document such increases to the Share reserve under the Plan.

NOW, THEREFORE, pursuant to Section 12(c) of the Plan, the Plan is hereby amended as follows:

1. Increase of Number of Shares Available for Award. The first sentence of Section 3(a) of the Plan is hereby amended by replacing “5,292,291” with “14,292,291”.

2. Miscellaneous.

(a) Full Force and Effect. Except as expressly amended by this Amendment, all terms and conditions of the Plan and any awards thereunder shall remain in full force and effect.

(b) Governing Law. This Amendment shall be governed by the substantive laws, but not the choice of law rules, of the Netherlands.

Approved by the Board of Directors of Constellium N.V.